EXPLANATION OF RESPONSES
(1)
On March 20, 2019, in connection with the underwriters’ exercise of the over-allotment option granted in connection with an underwritten offering of the Issuer’s common stock by certain selling shareholders, Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P., Insight Venture Partners VII, L.P., Insight Venture Partners VII (Co-Investors), L.P., IVP CIF II (AIP A), L.P. and IVP CIF II (AIP B), L.P.  sold an aggregate amount of 2,033,770 shares of Class A Common Stock, par value $0.0001, for a price per share of $29.25. Such price per share does not reflect underwriter discounts or fees.

(2)	Held directly by IVP CIF II (AIP B), L.P.
(3)	Held directly by IVP CIF II (AIP A), L.P.
(4)
One share of the Issuer's Class B common stock, was issued for each limited liability company unit of Pluralsight Holdings, LLC (each an “LLC Unit”) held by the Reporting Person pursuant to a reclassification of Pluralsight Holdings, LLC that occurred prior to the Issuer’s initial public offering of its Class A common stock. The shares of Class B common stock (i) confer no incidents of economic ownership on the holders thereof and (ii) only confer one-to-one voting rights on the holders thereof. Each share of Class B common stock and corresponding LLC Unit is convertible into one share of Class A common stock at the option of the holder and has no expiration date.

(5)	Held directly by IVP CIF II (PS Splitter), L.P.